UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Pactiv Evergreen Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69526K 105

(CUSIP Number)

Helen Golding
c/o Packaging Finance Limited, Floor 9, 148 Quay Street
Auckland, 1010 New Zealand
+649 358-5000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 69526K 105	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Packaging Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,979,428
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 137,979,428
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,979,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.958%[1]
14	TYPE OF REPORTING PERSON (See instructions) CO

1 Based on 179,291,280 shares of common stock outstanding as of November 7, 2024, as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2024.

This Amendment No. 1 (this “Amendment”) amends and supplements the initial statement on Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on June 28, 2022 relating to the common stock, par value $0.001 per share, of Pactiv Evergreen Inc., a Delaware corporation (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 is incorporated by reference in its entirety into this Item 4.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

On December 9, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Issuer, Novolex Holdings, LLC, a Delaware limited liability company (“Buyer”), and Alpha Lion Sub, Inc., a Delaware corporation (“Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Buyer, upon the terms and subject to the conditions set forth in the Merger Agreement.

On December 9, 2024, the Reporting Person, as the holder of a majority of the outstanding shares of common stock of the Issuer, executed a written consent in lieu of a meeting of stockholders adopting the Merger Agreement and approving the transactions contemplated thereby, including the Merger. No further approval of the stockholders of the Company is required to approve the Merger.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

December 9, 2024

PACKAGING FINANCE LIMITED

By:	/s/ Helen Golding
Name:	Helen Golding
Title:	Director

[Signature Page to Amendment No. 1 to Schedule 13D]